SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Hi-Crush Partners LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

428337109
(CUSIP Number)

December 18, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 13 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 428337109	13G	Page 1 of 13 Pages

1	NAME OF REPORTING PERSON Ardsley Partners Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 221,600 Common Units
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 221,600 Common Units
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,600 Common Units
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 428337109	13G	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Ardsley Partners Institutional Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 186,000 Common Units
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 186,000 Common Units
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,000 Common Units
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 428337109	13G	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Ardsley Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,400 Common Units
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,400 Common Units
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,400 Common Units
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 428337109	13G	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Ardsley Advisory Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 415,000 Common Units
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 415,000 Common Units
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 415,000 Common Units
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON PN; IA

CUSIP No. 428337109	13G	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Ardsley Partners I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 407,600 Common Units
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 407,600 Common Units
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,600 Common Units
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 428337109	13G	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON Philip J. Hempleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 715,000 Common Units
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 715,000 Common Units
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,000 Common Units
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 428337109	13G	Page 7 of 13 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is Hi-Crush Partners LP (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
The Company's principal executive offices are located at Three Riverway, Suite 1550, Houston, Texas 77056.

Item 2(a).	NAME OF PERSON FILING
This statement is filed by:

	(i)	Ardsley Partners Fund II, L.P., a Delaware limited partnership ("AP II"), with respect to the common units ("Common Units") directly owned by it;

	(ii)	Ardsley Partners Institutional Fund, L.P., a Delaware limited partnership ("Ardsley Institutional"), with respect to the Common Units directly owned by it;

	(iii)	Ardsley Offshore Fund, Ltd., a British Virgin Islands corporation ("Ardsley Offshore"), with respect to the Common Units directly owned by it;

	(iv)	Ardsley Advisory Partners, a New York general partnership ("Ardsley") which serves as Investment Manager of Ardsley Offshore and as Investment Adviser of AP II and Ardsley Institutional, with respect to the Common Units directly owned by Ardsley Offshore, AP II and Ardsley Institutional;

	(v)	Ardsley Partners I, a New York general partnership ("Ardsley Partners") which serves as General Partner of AP II and Ardsley Institutional, with respect to the Common Units owned by AP II and Ardsley Institutional; and

	(vi)	Philip J. Hempleman ("Mr. Hempleman"), the Managing Partner of Ardsley and Ardsley Partners, with respect to the Common Units owned by AP II, Ardsley Institutional, Ardsley Offshore and with respect to the Common Units owned by certain accounts managed by him directly.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13G of the Act, the beneficial owner of the Common Units reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of each of the Reporting Persons, with the exception of Ardsley Offshore, is 262 Harbor Drive, Stamford, Connecticut 06902.

The address of the registered office of Ardsley Offshore is Romasco Place, Wickhams Cay 1, Road Town Tortola, British Virgin Islands.

CUSIP No. 428337109	13G	Page 8 of 12 Pages

Item 2(c).	CITIZENSHIP
AP II and Ardsley Institutional are Delaware limited partnerships. Ardsley Offshore is a British Virgin Islands corporation. Ardsley and Ardsley Partners are New York general partnerships. Mr. Hempleman is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES
Common Units

Item 2(e).	CUSIP NUMBER
428337109

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________________________

Item 4.	OWNERSHIP
The information required by Items 4(a) – (c) is set forth in Rows 5-11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The Company's most recent Form 10-Q, filed on November 13, 2012, indicates that the total number of outstanding Common Units as of November 12, 2012 was 13,640,351. The percentages used herein and in the rest of the Schedule 13G are based upon such number of Common Units outstanding.

CUSIP No. 428337109	13G	Page 9 of 13 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Ardsley, the Investment Manager of Ardsley Offshore and the Investment Adviser of AP II and Ardsley Institutional, has the power to vote and direct the disposition of the proceeds from the sale of the Common Units owned by Ardsley Offshore, AP II and Ardsley Institutional, and accordingly may be considered to be the direct "beneficial owner" of such Common Units.

Ardsley Partners, the General Partner of AP II and Ardsley, shares the power to vote and direct the disposition of the Common Units owned by AP II and Ardsley Institutional, and accordingly, may be considered to be the direct "beneficial owner" of such Common Units.

Mr. Hempleman is the Managing Partner of Ardsley and Ardsley Partners and in that capacity directs their operations and therefore may be considered to be the indirect "beneficial owner" of the Common Units owned by AP II, Ardsley Offshore and Ardsley Institutional. Mr. Hempleman disclaims beneficial ownership of all of the Common Units reported in this 13G.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 428337109	13G	Page 10 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: December 27, 2012

ARDSLEY PARTNERS FUND II, L.P.
BY: ARDSLEY PARTNERS I,
GENERAL PARTNER

BY: /s/ Steve Napoli
Steve Napoli
General Partner

ARDSLEY PARTNERS INSTITUTIONAL FUND, L.P.
BY: ARDSLEY PARTNERS I,
GENERAL PARTNER

BY: /s/ Steve Napoli
Steve Napoli
General Partner

ARDSLEY OFFSHORE FUND, LTD.

BY: /s/ Steve Napoli
Steve Napoli
Director

ARDSLEY ADVISORY PARTNERS

BY: /s/ Steve Napoli
Steve Napoli
Partner

CUSIP No. 428337109	13G	Page 11 of 13 Pages

ARDSLEY PARTNERS I

BY: /s/ Steve Napoli
Steve Napoli
General Partner

PHILIP J. HEMPLEMAN, INDIVIDUALLY

BY: /s/ Steve Napoli*
Steve Napoli
As attorney in fact for
Philip J. Hempleman

* Evidence of Power of Attorney was filed with the Schedule 13G/A filed on February 15, 2006 (Acc-no: 0000902664-06-000895) and is incorporated by reference into this filing.

CUSIP No. 428337109	13G	Page 12 of 13 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: December 27, 2012

ARDSLEY PARTNERS FUND II, L.P.
BY: ARDSLEY PARTNERS I,
GENERAL PARTNER

BY: /s/ Steve Napoli
Steve Napoli
General Partner

ARDSLEY PARTNERS INSTITUTIONAL FUND, L.P.
BY: ARDSLEY PARTNERS I,
GENERAL PARTNER

BY: /s/ Steve Napoli
Steve Napoli
General Partner

ARDSLEY OFFSHORE FUND, LTD.

BY: /s/ Steve Napoli
Steve Napoli
Director

ARDSLEY ADVISORY PARTNERS

BY: /s/ Steve Napoli
Steve Napoli
Partner

CUSIP No. 428337109	13G	Page 13 of 13 Pages

ARDSLEY PARTNERS I

BY: /s/ Steve Napoli
Steve Napoli
General Partner

PHILIP J. HEMPLEMAN, INDIVIDUALLY

BY: /s/ Steve Napoli*
Steve Napoli
As attorney in fact for
Philip J. Hempleman

* Evidence of Power of Attorney was filed with the Schedule 13G/A filed on February 15, 2006 (Acc-no: 0000902664-06-000895) and is incorporated by reference into this filing.